October 17, 2008
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian Accounting Branch Chief

Re:	SXC Health Solutions Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-52073
Dear Mr. Krikorian:
     On behalf of SXC Health Solutions Corp. and its subsidiaries (“SXC” or the “Company”) we submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in the Staff’s comment letter dated September 19, 2008 (the “Comment Letter”) with respect to the Form 10-K of SXC for its fiscal year ended December 31, 2007 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of SXC.
     Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business
Customers, page 17
1.	We note the disclosure here and elsewhere in your filing that one customer accounted for at least 10% of your revenue for fiscal years 2006 and 2007, respectively. We note further the risk factor disclosure on page 22 regarding your dependence on key customers. To the extent that the loss of any 10% customer would have a material adverse effect on the company, please name such customer and ensure that its relationship with the company is described in materially
Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission
October 17, 2008

complete terms in the filing. See Item 101(c)(1)(vii). If you believe that you are not materially dependent on any 10% customer, please provide support for your belief in your response letter. In addition, if you have an agreement with any such customer that you have not filed as an exhibit to your Form 10-K, please advise in your response letter how you determined that you were not required to file such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response: The Company will disclose the name of any customer that accounts for more than 10% of consolidated revenues when the loss of such customer would have a material adverse effect on the Company, in any future annual filings. Member Health, Inc. accounted for 10.8% of revenue in 2007 pursuant to the terms of an Agreement for the Online Processing of Prescription Drug Claims as entered into in the ordinary course of business; however, Member Health is not expected to account for more than 10% of future annual revenues due to the Company’s recent acquisition. The Company has reviewed paragraphs (b)(10)(i) and (b)(10)(ii)(B) of Item 601 of Regulation S-K and, after due consideration and review, it believes that its agreement with Member Health, Inc. was made in the ordinary course of business and that the loss of this customer or the related contract would not have a material adverse effect on the Company’s future business. Therefore, the Company believes that it is not required to disclose the name of the customer or file such agreement as an exhibit to its periodic reports. The Company generally sells its software product offerings and solutions to many of the largest organizations in the pharmaceutical supply chain. SXC has a significant customer base, many of which are large businesses, including Member Health, Inc., purchasing virtually all of the capabilities the Company’s software products offer. Because software is an intangible product, the Company does not need to maintain greater inventories for Member Health or its other large customers, or manufacture additional products that would not benefit other customers as well. Accordingly, the Company does not sell the major part of its products or services to Member Health, Inc. or any other customer exclusively.
     While Member Health, Inc. is a valued and significant customer, the Company’s agreement with them was entered into in the ordinary course of business and the Company does not substantially depend upon this agreement to maintain its business. Accordingly, the Company does not believe it is required to file such agreement as an exhibit to its periodic reports.
2.	You indicate in your risk factor disclosure that you rely on third-party licenses for some of the technology used in your solutions and that the loss of such licenses could materially harm your business, financial condition and results of operations. We were unable, however, to locate a discussion of these licenses in the business section. To the extent your business is materially dependent on these licenses, the

U.S. Securities and Exchange Commission
October 17, 2008

agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response: The Company respectfully advises the Staff that the Company’s business is not substantially or materially dependent on any individual third-party license, in part because a replacement technology can be obtained from another licensor on terms, financial and otherwise, that would not be materially different than those of the Company’s current third-party license agreements. The Company concluded that none of its third-party licenses are material agreements required to be filed under Item 601(b)(10) of Regulation S-K because each of its third-party licenses are the type of agreements that ordinarily accompany the kind of business conducted by SXC and, as noted above, the Company’s business is not substantially or materially dependent upon any one of its third-party licenses. The Company will amend its risk factor disclosures in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34
3.	Please consider expanding your “Overview” in future annual reports on Form 10-K to include management’s perspective on the business and to provide context for the remainder of the Management’s Discussion and Analysis. We note that you have discussed some trends that may represent opportunities for the company, such as aging demographics and increased use of prescription drugs. Please consider supplementing this discussion in future filings to identify material risks and challenges facing the company, for example the competition and consolidation in your industry as highlighted elsewhere in your Form 10-K as well as in Management’s Discussion and Analysis in your Form 10-Q for the quarterly period ended June 30, 2008, and to describe management’s strategy for handling such material risks and challenges. Refer to SEC Release 33-8350.
Response: The Company will expand its “Overview” in future annual reports on Form 10-K to include more management perspective as well as to include material risks facing the Company such as competition, consolidation and the loss of relationships with key customers or pharmaceutical manufacturers as well as how management expects to handle those risks.

U.S. Securities and Exchange Commission
October 17, 2008

Liquidity and Capital Resources
Cash flows from operating activities, page 42
4.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended June 30, 2008.
Response: The Company notes the Staff’s comment regarding the Company’s analysis of cash flows and, as requested, the Company will revise its discussion and analysis of operating cash flows in future filings to address the significant line items shown on the Company’s cash flow statement. Such discussion and analysis will be expanded to provide the readers with further insight into the underlying reasons for the noted changes as referenced by Section IV.B.1 of SEC Release 33-8350.
Item 8. Financial Statements
Consolidated Statements of Operations, page 54
5.	Please tell us how you considered Rule 5-03(b)(2) of Regulation S-X in your 2007 Form 10-K and in your Form 10-Q for the quarter ended June 30, 2008. In this regard, we note that you do not break out cost of revenue between products and services.
Response: For the periods covered in the Company’s Form 10-K, revenue from sale of products included in system sales amounted to $3.2 million, $3.5 million and $2.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Because the above amounts were not material to the total revenues (less than 10% of total revenues for each period), the revenue and related cost of revenue from product sales in each of those years was not disclosed separately. Through December 31, 2007, the Company’s revenue was attributable to healthcare information technology services, which was comprised of transaction processing services, system sales, maintenance and professional services as described in the Company’s Significant Accounting Policies footnote. The cost of revenue related to these services was primarily attributable to the

U.S. Securities and Exchange Commission
October 17, 2008

cost of personnel. Any cost related to the sale of products was not material to the total cost of revenue. As such, the Company did not distinguish cost of revenue between products and services.
     For the periods covered in the Company’s Form 10-Q for the period ended June 30, 2008, the cost of revenue applies to both products and services. With the Company’s acquisition of National Medical Health Card Systems, Inc. in April 2008, the Company now reports in two operating segments, healthcare information technology services and pharmacy benefit management. As mentioned in the paragraph above, the cost of revenue associated with the healthcare information technology services segment is primarily attributable to the cost of personnel. However, the cost of revenue associated with the pharmacy benefit management segment is primarily attributable to the cost of pharmaceuticals dispensed. The Company did distinguish the cost of revenue attributable to each segment indirectly, as both revenue and gross profit by segment was presented in the Company’s Segment Information footnote. The Company will present the cost of revenue attributable to each segment on the face of the income statement in future annual filings.
Consolidated Statements of Cash Flows, page 55
6.	Please tell us how you considered paragraphs 19(e) and 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows and it appears that you may offset the excess tax benefits against income taxes payable.
Response: Paragraph A96 of SFAS No. 123R states that the realized tax benefit related to the excess of the deductible amount over the compensation cost recognized be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. The Company believes that it is in compliance with the applicable rule. The Company presents the excess tax benefit as a cash inflow from financing activities as a separate line on the face of the cash flow statement. The amount is also included as an operating cash outflow on the statement of cash flows; however, the amount is included in the same line as the Company’s change in income taxes payable. This presentation has no impact on the sub-totals presented for cash flows from operating and financing activities. In future filings, the Company will present the excess tax benefit in operating cash outflows as a separate line item.

U.S. Securities and Exchange Commission
October 17, 2008

Notes to Consolidated Financial Statements
2. Significant accounting policies
(c) Revenue recognition, page 57
7.	We note that you earn a transaction fee for your ASP services. Please explain in greater detail your revenue recognition policy for ASP transaction fees and refer to the authoritative guidance you relied upon when determining your accounting. Your response should address the contracts that have substantive minimum monthly royalty payments and those that do not. As part of your response, please tell us how you considered EITF 00-21 and tell us which elements are undelivered.
Response: ASP services consist of multiple revenue-generating activities such as hosting, claims adjudication, customer support, financial reporting, online and offline data storage and rebate administration services. As the customer has no contractual right to take possession of the software used in delivering the ASP services, the Company has determined, in accordance with EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, that the ASP services arrangements are hosting arrangements and SOP 97-2 does not apply to such arrangements. As the ASP services consist of multiple elements, the Company has considered the guidance under EITF 00-21, Revenue Arrangements with Multiple Deliverables.
     The Company considered the guidance under EITF 00-21, to determine whether its ASP arrangements with multiple deliverables contained more than one unit of accounting. Everything in the ASP agreements is delivered at the time the claims are adjudicated with the exception of historical on and offline data access, dedicated account management and rebate processing services, and the Company has established fair value for these items and revenue is recognized when they are delivered. The Company identified all the deliverables in each contract and determined whether the delivered item(s) in each contract represent separate units of accounting. If multiple units of accounting are identified, applicable revenue recognition criteria is applied separately to each unit of accounting. Per EITF 00-21, if the delivered item(s) has value to the customer on a standalone basis and there is reliable evidence of the fair value of the undelivered items, then the delivered item(s) should be considered a separate unit of accounting.
     Revenue for separate units of accounting is recognized in accordance with SAB 104 when the following are present: 1) Persuasive evidence of an arrangement exists, 2) Delivery has occurred or services have been rendered, 3) The seller’s price to the buyer is fixed or determinable, and 4) Collectability is reasonably assured.

U.S. Securities and Exchange Commission
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     The Company does not recognize revenue unless it has an agreement entered into by both parties. Revenue is recognized monthly when the claims are adjudicated and services are performed (with the exception of any undelivered elements which will be explained in the following paragraphs). The price is fixed and determinable as the rate charged by the Company to ASP customers is a fixed rate per transaction processed. Finally, if there is reasonable doubt as to whether an amount is collectable or not, the revenue is deferred until collected.
     In the majority of contracts, there is a substantive monthly minimum payment established in the contract. If there is a monthly minimum payment, and it is substantive, as measured by being in excess of the value of any undelivered elements, the contract revenue is accounted for on a subscription basis. As such, no deferrals or adjustments would be deemed necessary since the monthly minimum payment is sufficient to address any ongoing services required to be performed. If the customer fails to make the monthly minimum payment, SXC would no longer be obligated to deliver the undelivered elements.
     The Company performed an analysis and determined that it met these criteria for separation in certain circumstances and should recognize revenue on the delivered elements in the contract monthly at the time of processing the claim adjudication transaction. At this time, undelivered services may include dedicated account management, on and offline historical data access availability and certain rebate processing services, depending on the contract. The Company has concluded that the delivered items in a contract do have stand-alone value as the Company does enter into contracts that do not contain any undelivered elements. The Company recognizes revenue based on the residual method as established in EITF 00-21. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the consideration received less the aggregate fair value of the undelivered item(s).
     The Company established fair value for undelivered services in such contracts by utilizing the value that the Company sells these services to customers on a standalone basis. The Company has established fair value for historical online data access availability as this service is available to all customers at the same rate regardless of the size of the customer or the total products/services that the customer purchases in each contract. The Company has established the fair value for rebate processing services as the Company sells rebate services to specific customers on a standalone basis. The fair value of dedicated account management is based on current rates that the Company is charging for similar services to other customers on a standalone basis. The Company has also determined through the evaluation of third-party suppliers of these services that the fair value of historical offline data access availability is immaterial and does not defer any revenue related to that item.

U.S. Securities and Exchange Commission
October 17, 2008

8.	Please describe for us, in greater detail, your methodology for establishing VSOE of your licenses. Describe the process you use to evaluate the various factors that affect your establishment of VSOE including volumes sold, customer type and pricing factors. As part of your response, please confirm to us that you have a history of selling the software licenses on a standalone basis and specifically confirm that these sales do not include PCS. See paragraphs 9 and 10 of SOP 97-2.
Response: The Company has issued only a few new software licenses over the past few years. The majority of the Company’s software licenses are upgrades of existing licenses and the sale of existing modules. As such, some licenses sold include PCS whereas others do not. The Company has sold some licenses that do not include PCS as the claims processing system is ubiquitous in the industry and the Company has clients who support themselves, or use third-party consultants. The Company uses many factors to determine the price to be charged to a client for a license but the predominant factor is the number of claims that the client will be processing on the software. Because the Company sells licenses to many different types of customers at different rates, VSOE of fair value of the license is not always clearly evident. When a license is sold that does include multiple deliverables such as PCS, and VSOE of the license in not evident, the Company allocates the agreement consideration to licenses using the residual method. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of the fair value of the undelivered item(s). The Company has established VSOE of fair value for PCS as contracts that include PCS include substantive rates to renew the PCS after the end of the contract term. Therefore, the agreement consideration allocated to the license is equal to the total agreement consideration less the VSOE of the fair value of the PCS. During the periods covered in the Company’s most recent annual filing, all of the license revenue from agreements with multiple deliverables were allocated using the residual method as the Company determined that it did not have reliable VSOE of the fair value of delivered elements.
     The Company will revise its accounting policy footnote for revenue recognition to clarify that when licenses are sold with other deliverables, the residual method is utilized to allocate revenue to the software license.
9.	We note your disclosure regarding services that are not considered essential to the functionality of the software; however, there is significant customization of the software. Please describe the nature of these services and explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2. As part of your response, please explain

U.S. Securities and Exchange Commission
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to us how you were able to conclude that these services, which result in “significant customization” of the software, are not essential to the functionality of the software.
Response: There was a typographical error in the Form 10-K as the wording “is significant” should have read “is not significant.” In the Company’s June 30, 2008 quarterly report on Form 10-Q, the Company modified its disclosure as originally presented in the annual report. The disclosure now reads, “When services are not considered essential to the functionality of the software and significant customization of the software is not required, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.”
     The Company does provide customization of its software to fit specific needs or reporting requirements of each of its license customers. However, much of the professional services are performed under a separate arrangement after the customer has taken possession of the software and already has the software in operation for at least a year. The Company has several customers who have been using the software for several years, yet the Company will perform specific new customization services as requested by the customer for a fee for service negotiated at the time the services are requested. In addition, there are circumstances when the customer will have the customization of the software done by a different vendor. Examples would include adding new data fields to improve the customers reporting or improving interfaces between multiple software programs. As these customization services are performed after the software is in use, they are deemed to be not essential to the functionality of the software.
     In cases where the services are sold at the same time as the license, the Company believes there is acceptable criteria to account for the services separately. Paragraph 65 of SOP 97-2 states that “In order to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement. Additionally, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.” The Company has evaluated the services provided as not essential to the functionality of the software because: (i) they are available from other vendors, (ii) many of the services involve primarily implementation services and (iii) customer personnel are dedicated to participate in the services performed. The Company has established VSOE for these services as the charges for these services are on a time and materials basis at existing rates charged to all customers for similar services, whether they are bundled in a multiple deliverable contract or sold on a standalone basis. Therefore, depending on the extent of the customization to be done, the price of the contract varies.

U.S. Securities and Exchange Commission
October 17, 2008

In cases where implementation services are provided in preparation of hosting services, the fees charged for the customization are deferred and recognized over the contract period.
10.	We note that you use direct labor costs to measure performance for fixed price service contracts. Determining whether an act triggers revenue recognition generally should be based on whether that act results in value being provided to the customer, not on the level of costs associated with the act. Please explain to us how you determined that recognizing revenue based on direct labor costs appropriately reflects the value being provided to your customers. As part of your response, explain why you did not use output measures such as interim deliverables or milestones to measure performance.
Response: The Company believes that using direct labor hours best reflects the value being provided to customers as these services make the customer’s systems functional. The Company has decided not to measure progress toward completion based on output measures such as interim deliverables or milestones as these measures can not always be established. Also, the Company’s direct labor costs are the primary cost in delivering a license. Any other costs have been deemed to be immaterial. Therefore, the achievement of any applicable deliverables or milestones in a given contract is directly impacted by the amount of direct labor hours expended. Paragraph 48 of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, states that the efforts-expended method (of which direct labor hours is an alternative) is an acceptable method to measure progress towards completion on a fixed price contract. In addition, paragraphs 80-84 of SOP 97-2 specifically address the use of the input method to measure progress to completion in software contracts accounted for using the percentage of completion method. The Company evaluates each of its fixed price contracts on a regular basis to determine if there are any inefficiencies within the labor that has caused the estimate of total hours to change. In cases where the estimated hours to complete have changed, the Company will do a cumulative entry to adjust its revenue recognized to date as required by SOP 81-1.
14. Segmented information, page 74
11.	We note your revenue from Canadian operations was $3.9 million, $2.2 million, and $1.1 million for the years ended December 31, 2007, 2006, and 2005, respectively. We further note your disclosure on page 71, that income from the Canadian operations before income taxes was $8.6 million, $4.3 million and $2.6 million for the years ended December 31, 2007, 2006, and 2005, respectively. Please explain to us how your income from Canadian operations is greater than your revenue from Canadian operations in each of the past three years.

U.S. Securities and Exchange Commission
October 17, 2008

Response: First, it should be noted that the Company’s income from the Canadian operations before income taxes on page 71 is presented based on taxable jurisdiction. Whereas the Company’s revenue from Canadian operations on page 74 is presented as the total consolidated Company revenue from external customers only, therefore, intercompany revenues were eliminated. The primary reason for the difference is intercompany debt. There is a loan outstanding from the Company’s Canadian parent to a U.S. subsidiary which causes the Canadian parent to recognize taxable interest income and the U.S. subsidiary to recognize interest expense. These amounts are eliminated in consolidation but are included in Canadian and U.S. income before taxes on a jurisdictional basis.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 78
12.	We note your disclosure that, “[y]our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. Also, please confirm that you will modify your disclosure in future filings.
Response: The Company acknowledges the Staff’s comment and has reviewed the conclusions made by its Chief Executive Officer and Chief Financial Officer regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Form 10-K and the periods covered by its Form 10-Qs filed for the fiscal quarters ended March 31, 2008 and June 30, 2008. Upon review, the Company confirmed that its Chief Executive Officer and Chief Financial Officer concluded, after their evaluation, that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed or submitted by SXC under the Exchange Act was accumulated and communicated to management, including to the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure for the fiscal year ended December 31, 2007 and the fiscal quarters ended March 31, 2008 and June 30, 2008. In future filings, the Company will disclose the conclusions

U.S. Securities and Exchange Commission
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of its officers regarding the effectiveness of the Company’s disclosure controls and procedures in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and timely communicated to management.
Item 10. Directors, Executive Officers and Corporate Governance, page 78
13.	You do not appear to have provided the disclosure called for by Item 407(c)(3) of Regulation S-K relating to material changes to the procedures by which security holders may recommend nominees to your board of directors. In this regard, please be advised that Rule 12b-13 under the Exchange Act provides that if an item in an Exchange Act report is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made. Please advise why you have not provided the required the Item 407(c)(3) disclosure or an appropriate negative statement in this section of your filing.
Response: The Company has indicated that there were no changes to the procedures by which security holders may recommend nominees to the board of directors during the period covered by the Form 10-K. In the future the Company will provide the disclosure required by Item 407(c)(3) of Regulation S-K or an appropriate negative statement.
Item 11. Executive Compensation
Compensation Discussion and Analysis
Annual Bonus, page 85
14.	It appears from your disclosure that corporate performance targets, such as revenue growth, “Adjusted EBITDA margin %” and earnings per share growth, were material to SXC’s executive compensation policies and decision-making processes for fiscal 2007, in particular its determination of cash bonuses for named executive officers. As you have not provided quantitative disclosure of the terms of these performance targets, we assume that the company concluded that quantitative disclosure of such targets would cause it competitive harm, based on supporting analysis and in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm that our assumption in this regard is accurate, or advise. In addition, if you rely on Instruction 4 to Item 402(b) to exclude performance targets from future filings, please ensure that your filing discusses the level of difficulty of the undisclosed performance targets. Refer to the Division of Corporation Finance’s “Staff Observations in the Review of Executive Compensation Disclosure,” modified October 9, 2007, available on our website.

U.S. Securities and Exchange Commission
October 17, 2008

Response: The Company believes that quantitative disclosure with respect to the Company’s performance and financial targets (the “Company Performance Information”) used in the determination of 2007 annual cash bonuses for named executive officers was not necessary to an investor’s understanding of the cash bonus program (or any other element of compensation) and was not material to investors and, therefore, not required to be disclosed. Additionally, assuming the Company Performance Information were deemed material and necessary to an investor’s understanding of the Company’s compensation practices, such information constitutes confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company.
     Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion and Analysis (“CD&A”) is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officer” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding specific performance and financial targets need only be included in the CD&A if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for its named executive officers.
     The Company does not believe that disclosure of the Company Performance Information is material nor necessary to an investor’s understanding of the Company’s process for determining annual cash bonus compensation (or any other element of compensation). First, as disclosed on page 85 of the Form 10-K, the Company did not achieve its financial performance thresholds set for any of the Company’s named executive officers. The bonus payments that were paid in 2007 to two of the Company’s named executive officers were not based on the Company’s financial performance, but rather were based solely on such named executive officers’ individual performance. Because there was no payout with respect to the Company Performance Information, the Company believes that the Company Performance Information is immaterial and need not be disclosed.
     Additionally, the Company believes that the Company Performance Information constitutes confidential commercial and financial information. The Company Performance Information is not publicly known or available to the general public and the Company has carefully kept all of the Company Performance Information confidential because the Company believes disclosure of such information will cause substantial harm to the Company’s competitive position.
     Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard to apply in determining whether disclosure of the Company Performance Information would cause competitive harm to the registrant is the same standard that applies when a registrant requests confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, which

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October 17, 2008

incorporates the criteria for non-disclosure when relying on the (b)(4) Exemption (defined below). The grounds of the objection to disclosure under Rule 80 of Organization, Conduct and Ethics, and Information and Requests, the Commission’s rule adopted under the Freedom of Information Act, are that disclosure of the Company Performance Information would reveal “commercial or financial information” from the Company that is “privileged or confidential,” and such information may be kept non-public pursuant to the Freedom of Information Act (5 U.S.C. 552(b)(4)) and the parallel Commission regulation (17 C.F.R. 200.80(b)(4)) known as the “(b)(4) Exemption.”
     As disclosed on page 85 of the Form 10-K, half of the financial performance bonus opportunity is based on the Company’s performance in each of the three sub-sectors in which it competes compared against the Company’s internal financial budget. The Company Performance Information represents senior management’s projections of an aggressive, yet achievable, growth plan for each of the sub-sectors based on historical performance, planned investment, economic factors and industry trends. The Company believes that quantifying performance measures in its Form 10-K would cause the Company to suffer competitive harm because such disclosure would give the Company’s competitors insight into the confidential expectations for each of the sub-sectors in which the Company competes. Competitors could use the Company Performance Information to identify areas where the Company is focusing investment or where the Company is experiencing the most significant growth. Alternatively, competitors could also target areas where the Company may not be heavily investing or target areas where the Company may be in a weakened position.
     In addition, the Company would suffer competitive harm if the Company Performance Information were disclosed because it would allow competitors to gain insight into SXC’s strategic priorities. By comparing the Company Performance Information to the annual bonus payout earned by the Company’s named executive officers and the Company’s reported financial results, the Company’s competitors would be able to reverse compute the Company’s confidential internal financial budget for each sub-sector for the most recently completed fiscal year. The Company’s competitors then could use those relative comparisons to calculate the key financial metrics of each sub-sector’s internal financial budget for the current fiscal year, thereby gaining competitive insight into the Company’s strategic priorities.
     The Company confirms that in future filings, when applicable and not competitively harmful, the Company will provide appropriate disclosures with respect to compensation when performance targets are met and such targets are material to an investor’s understanding of the bonus payments awarded to the Company’s named executive officers. To the extent that the Company concludes that disclosure of its performance targets would cause competitive harm, the Company will provide additional disclosure as to the level of difficulty of the undisclosed targets.

U.S. Securities and Exchange Commission
October 17, 2008

15.	In addition, you disclose that cash bonuses for 2007 were determined based in part on “certain individual goals” for each named executive officer, but you do not identify these individual performance factors. Please expand your disclosure to describe the specific elements of individual performance that are taken into account for purposes of annual cash bonuses. See Item 402(b)(2)(vii).
Response: The Company believes that disclosure with respect to specific elements of individual performance used in the determination of annual cash bonuses for named executive officers (the “Individual Performance Information”) is not necessary to an investor’s understanding of the 2007 annual cash bonus program (or any other element of compensation) and is not currently material to investors and therefore not required to be disclosed.
     Item 402(b) and Instruction 1 state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, disclosure regarding the Individual Performance Information need only be included in the CD&A if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for the its named executive officers.
     The Company does not believe that disclosure of the Individual Performance Information would enhance an investor’s understanding of the Company’s process for determining annual cash bonus compensation (or any other element of compensation), because the individual performance factors referred to on page 85 of the Form 10-K include numerous components, both general and specific, that differ for each named executive officer, many of which are subjective. Due to the subjective nature of the elements and the volume of the elements that are considered, both individually and in the aggregate, with respect to each named executive officer, the Company does not believe that a list of these elements would enhance investor understanding of the Company’s process for determining annual cash bonus compensation. As a result, the Company believes it is not relevant or material to discuss this laundry list of individual performance factors.
     The Company does not believe that the Individual Performance Information was a material element of the Company’s compensation of its named executive officers. Moreover, the Supreme Court has held that “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). Applying the materiality standard, adopted by the Supreme Court set forth above, to the Company’s facts, the Individual Performance Information is not material because it is highly unlikely that a “reasonable”

U.S. Securities and Exchange Commission
October 17, 2008

shareholder would find disclosure of information regarding the Company’s specific individual performance factors to be “important” in making any such decision. This is particularly true in 2007 when (i) the CEO, COO and CFO did not receive any cash bonus, and (ii) no other NEO received an annual cash bonus in excess of 10% of total compensation. If this information is material in future years, the Company will provide appropriate disclosure.
Item 13. Certain Relationships and Related Transactions and Director Independence
Related Party Transactions, page 101
16.	You disclose that none of your directors, executive officers or senior officers or any of their respective associates or affiliates is currently, or was during the prior fiscal year, indebted to the company. You do not, however, provide a statement regarding any other types of transactions with related persons under Item 404(a) of Regulation S-K since the beginning of your last fiscal year. Please confirm, if accurate, that you had no related person transactions under Item 404 of Regulation S-K during the applicable time period, and ensure that future filings include the disclosure required by Item 404(a) or provide an appropriate negative statement.
Response: The Company indicated that SXC had no related person transactions that required disclosure under Item 404(a) of Regulation S-K for the period covered by the Form 10-K. In future filings SXC will include the disclosure required by Item 404(a) or provide an appropriate negative statement.
17.	You state that your Audit Committee considers “all relevant factors” when determining whether to approve a related person transaction. Please expand this disclosure to identify clearly the standards to be applied pursuant to your related party transactions policy, as called for by Item 404(b)(1).
Response: Pursuant to SXC’s related person transaction policy, relevant factors to be considered by the Audit Committee when determining whether to approve a related person transaction include, but are not limited to, (i) the size of the transaction and the amount payable to the related person, (ii) the nature of the interest of the related person in the transaction, (iii) whether the transaction may involve a conflict of interest and (iv) whether the transaction is on terms that would be available in comparable transactions with unaffiliated third parties. As requested, the Company will expand this disclosure in future filings to address the items called for by Item 404(b)(1).

U.S. Securities and Exchange Commission
October 17, 2008

* * * * *
Acknowledgements and Closing Comments
As requested in the Comment Letter, SXC acknowledges that:
1.	SXC is responsible for the adequacy of disclosures in the Form 10-K;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	SXC may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     The Company does not believe that any of the Staff’s comments in the Comment Letter raises a material issue with respect to disclosures contained in SXC’s Form 10-K. Additionally, the Company believes that each of the Staff’s Comments can be appropriately addressed, in the manner indicated above, in its future filings with the SEC. Accordingly, SXC respectfully requests that it be allowed to make the changes described above in future filings with the SEC, rather than by amending its Form 10-K.
     If you have any questions regarding the matters covered by this letter, or desire additional information, please contact Jeff Park at (630) 577-3206 or via email at jeff.park@sxc.com or contact me at (312) 853-2060 or via email at ggerstman@sidley.com. Should the Staff disagree with SXC’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Regards,
/s/ Gary Gerstman